Mexico City, July 8, 2003

Controladora Comercial Mexicana, S.A. de C.V., is announcing its decision to work jointly with Grupo Gigante, S.A. de C.V. and Organización Soriana, S.A. de C.V. with the goal of achieving greater operational efficiency and improving our cost structure, all of which will result in benefits for the consumer. For more than 70 years, at Controladora Comercial Mexicana, S.A. de C.V., we have worked and made important investments in Mexico in order to increase our competitiveness, offer better service and provide more products of higher quality.

The joint efforts of these three chains will permit us to form alliances with our suppliers, improve our operations, taking advantage of economies of scale, technology and logistics services and achieving greater competitiveness. This will contribute to the growth of each company, while maintaining the complete independence of each.

Controladora Comercial Mexicana, S.A. de C.V., is a holding company with 173 stores which operates one of Mexico’s leading retailing groups, utilizing Comercial Mexicana, Mega, Bodega and Sumesa store formats along with 21 warehouse clubs in joint venture with Costco Wholesale Corp. CCM also operates a chain of 55 family style restaurants under the name Restaurantes California.